UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2004

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

Dorel Industries Inc.

Management’s Discussion and Analysis

For the nine month period ended September 30, 2004

All figures in US dollars

Management’s Discussion and Analysis of Financial Conditions and Results of Operations («MD & A») should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and the audited consolidated financial statements and MD & A for the year ended December 30, 2003.

Note that there have been no significant changes with regards to “Corporate Objectives, Core Businesses and Strategies”, “Risks” and “Critical Accounting Policies and Estimates” to those outlined in the annual MD & A contained in the Company’s 2003 Annual Report. As such, they are not repeated herein. The information in this MD & A is current as of November 2, 2004.

SIGNIFICANT EVENT IN THE FIRST QUARTER OF 2004

In the first quarter of 2004, the Company acquired Wisconsin-based Pacific Cycle, LLC, a designer and supplier of bicycles and other recreational products. The total value of the all-cash transaction was $320.5 million, including an estimate of acquisition costs, and was financed through amended debt facilities. In 2003, Pacific Cycle’s annual sales were in excess of $325 million. Founded in 1977, Pacific Cycle is a leader in the design, marketing and distribution of high quality, branded bicycles and other recreational products. Best known for its Schwinn, Mongoose and GT bicycle brands, the Company also markets products under the Roadmaster, InStep, Pacific, and Murray labels. Pacific Cycle combines these well-known brands with long-established, efficient Asian sourcing. It distributes its brands through its strong relationships with high volume retailers, particularly in the mass market channel as well as sporting goods chains and specialty independent dealers. This broad distribution has enabled Pacific Cycle to garner an industry-leading 27% share of total U.S. bicycle sales including 44% of the bicycle sales in the mass merchant sector. Pacific’s brand portfolio enables it to serve virtually all consumer demographics, price categories and bicycling styles. Pacific is being run as a stand-alone Dorel division and is reported under the Recreational / Leisure segment.

RESULTS OF OPERATIONS

Overview

Revenues for the third quarter ended September 30, 2004 were up 43.5% to $428.2 million, compared to the $298.5 million posted a year ago. Year-to-date revenues increased 45.6% to $1.22 billion, compared to the $840.1 million posted a year ago. Year-to-date organic revenue growth was approximately 7%. Newly acquired Pacific Cycle contributed $261.9 million of the revenue increase recorded in 2004 with the balance of the increase coming from the Ampafrance and Carina acquisitions in 2003.

Third quarter net income was up 50.5% to $28.2 million or $0.86 per share fully diluted compared to $18.8 million or $0.58 per share fully diluted a year ago. Year-to-date net income increased 21.5% to $66 million from $54.3 million. Year-to-date earnings per share were $2.00 compared to last year’s $1.68 on a fully diluted basis.

An analysis of the variation of after-tax earnings from 2003 to 2004 is as follows:

	Third Quarter	Year-to Date
Earnings from operations by Segment (‘000):
Recreational/Leisure (Pacific Cycle)	$ 14,684	$ 33,781
Home Furnishings decrease	(3,022)	(17,069)
Juvenile increase	4,451	4,708
Product liability insurance dispute	0	(6,500)
Total earnings from operations increase	16,113	14,920
Higher interest costs	(5,549)	(12,530)
Impact of lower tax rate	1,620	11,291
Other	(2,707)	(2,007)
Total increase in net income	$ 9,477	$ 11,674

The causes of these variations over last year are discussed below.

Segmented Results

The segmented results of the Company are presented in Note 9 to these interim financial statements. Presented herein are the segmented results in percentage terms for the third quarter and year-to-date:

Juvenile

	Third Quarter Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003

Revenues	100.0%	100.0%	100.0%	100.0%
Costs of Sales	69.7%	70.9%	69.9%	69.7%
Gross Profit	30.3%	29.1%	30.1%	30.3%
Operating Expenses	16.6%	15.9%	17.6%	15.9%
Research and Development	0.4%	1.4%	0.6%	1.1%
Amortization	3.2%	3.5%	3.4%	3.3%
Earnings from Operations	10.1%	8.3%	8.5%	10.0%

Third quarter sales in the Juvenile segment rose 8.7% to $179.6 million from $165.2 million a year ago. Earnings from operations rose 32.6% to $18.1 million, compared to $13.6 million. Nine month sales reached $565.3 million, a 13.3% increase from last year’s $499.1 million. Earnings from operations for the nine months were $48.3 million, down 3.6% year-over-year.

Both North America and Europe experienced third quarter sales and earnings advances. In North America, increased earnings were driven principally by higher sales volumes in the U.S. and earnings in Canada, as the Canadian dollar continued to strengthen. The North American Juvenile segment year-to-date sales increase was due strictly to organic sales growth. These sales increases are a direct result of improved new product development.

In Europe, earnings also rose, mainly as a result of improvements at Dorel Europe’s Northern operations and the strength of the Euro. Many of the changes implemented in Northern Europe since the beginning of the year have begun to take effect, translating into improved earnings. New product introductions, notably the “Loola”, the “Buzz” and “Zap” strollers are behind schedule and this has had a negative impact. Expectations are that the fourth quarter will include significant sales of these items.

In 2004 gross margins for the quarter and year to date are consistent with the prior year, despite higher raw material costs. In North America, a positive mix of product sales and the strength of the Canadian dollar versus its U.S. counterpart helped maintain margins. Margins in Europe also remained consistent with last year as raw material cost increases were offset by improvements at the Company’s operations in Holland and the United Kingdom as well as the strength of the Euro on U.S. dollar purchases.

Year-to-date, operating costs are higher than last year at 17.6% of sales versus 15.9%. Included in the 2004 figures is a $6.5 million charge in connection with a dispute with one of the Company’s insurance carriers. If this amount is excluded, the 2004 year-to-date expense is 16.5% of sales, which is more consistent with the prior year. The remaining increase over 2003 is attributable to higher costs associated with product liability.

Home Furnishings

	Third Quarter Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003

Revenues	100.0%	100.0%	100.0%	100.0%
Costs of Sales	83.2%	80.0%	84.7%	78.2%
Gross Profit	16.8%	20.0%	15.3%	21.8%
Operating Expenses	5.5%	5.8%	6.3%	6.5%
Research and Development	0.3%	0.4%	0.3%	0.4%
Amortization	1.1%	1.0%	1.3%	1.3%
Earnings from Operations	9.9%	12.8%	7.4%	13.6%

Home Furnishings revenues for the third quarter gained 7.1% to reach $142.7 million compared to $133.2 million a year ago. Earnings from operations declined 17.7% to $14.1 million from $17.1 million last year. For the nine months, revenues were up 16.0% to $395.7 million from $341.0 million, while earnings from operations were down 36.7% to $29.4 million from $46.5 million last year.

As compared to the second quarter, earnings from operations more than doubled with improved sales and higher margins. While board prices continue to remain high and reduce the segment’s ready-to-assemble (RTA) operations earnings, some price increases to the Company’s RTA customers have been instituted and this also helped improve margins. Going forward, board availability appears to be improving with some lower pricing becoming evident. In addition, the elimination of unprofitable sku’s continues with 40 being eliminated in the quarter. Productivity and scrap also improved over the past quarter at three of the four RTA plants. However despite these positives, productivity remains below last year’s levels and materials other than board continue to experience cost increases.

In addition, the segment’s futon business, Dorel Asia and Cosco Home & Office all posted significant gains over both last year and the second quarter of 2004. The new mattress manufacturing equipment installed during the year at the Montreal futon plant also contributed to the segment’s earnings. In addition, Dorel Asia had its most profitable quarter and for the year is on track for a 50% increase in earnings over last year. For the segment as a whole, year-to-date operating costs remain in line at 6.3% of sales as opposed to 6.5% of sales in 2003.

Recreational / Leisure

This is the second full quarter to include Pacific Cycle results, whereas the year-to-date figures include the results for eight months. Results as a percentage of sales are as follows:

	Third Quarter Ended September 30, 2004	Nine Months Ended September 30, 2004

Revenues	100.0%	100.0%
Cost of Sales	77.4%	77.9%
Gross Profit	22.6%	22.1%
Operating Expenses	8.6%	9.1%
Amortization	0.1%	0.1%
Earnings from Operations	13.9%	12.9%

Third quarter revenues reached $105.8 million while earnings from operations were $14.7 million. Year-to-date revenues were $261.9 million with earnings from operations of $33.8 million. The Sting-Ray bicycle is on track to be the most successful model of 2004 as all retailers continue to report strong weekly sales. The success of the Sting Ray bicycle seen in the second quarter continued into the third quarter. As expected, the supply issues that hindered sales in the first half of the year were mostly resolved, thereby increasing sales.

Other Expenses

Interest expense in 2004 was higher than 2003, due to the higher borrowings associated with the acquisition of Pacific Cycle. Overall the Company’s average interest rate in 2004 is below 5%. Corporate expenses are slightly higher than the prior year, consistent with the Company’s continued growth. The Company’s year-to-date income tax rate has decreased from 26.6% in 2003 to 11.2% in 2004. It should be noted the Company’s tax rate is based on the expected results for the year and not the results in a given quarter. In accordance with Generally Accepted Accounting Principles, interim period income tax expense is calculated by applying to an interim period's pre-tax income the tax rate that is applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate. Should all assumptions and expected results remain the same, the tax rate for the balance of the year should remain in the 11% to 12% range. However a change in the Company’s expected earnings, or the jurisdiction in which those earnings are earned, can have a significant impact on the rate.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

During the first nine months of 2004, cash flow from operating activities was $80.7 million compared to $68.4 million in 2003, an improvement of $12.3 million, mainly as a result of higher earnings. In totality, changes in non-cash working capital balances for the two years were consistent. Year-to-date financing activities have provided $274.7 million, detailed as follows:

(‘000)

Borrowed for acquisition of Pacific Cycle	$ 288,789
Balance of sale incurred on acquisition of Pacific Cycle	20,980
Debt repaid in the period	(38,641)
Proceeds from issuance of capital stock	3,694
Increase in bank indebtedness and other	(106)

$ 274,716

Pacific Cycle was acquired in the year at a total cost of $320.5 million, including an estimate of related acquisition costs. Excluding the Pacific acquisition, the Company’s net disbursements on various investing activities in 2004 were $37.4 million, versus $25.6 million in the prior year, an increase of $11.8 million. Most of the increase was due to the factory expansion at DJG USA in Columbus, Indiana, as well as increased capital spending on new product development, specifically in the Juvenile segment.

Balance Sheet

The Company’s balance sheet changed significantly from year-end due to the Pacific Cycle acquisition. Details of the assets and liabilities acquired can be found in Note 2 to the September 30, 2004 interim financial statements. As can be seen, major assets acquired were accounts receivable and inventories, offset by current accounts payable. If these acquired assets and liabilities are removed from the September 30, 2004 balance sheet, the balance sheet is consistent with the year-end as all significant working capital ratios remained constant.

Goodwill acquired with Pacific Cycle was recorded at $285.6 million. However, the allocation of the purchase price in a major business acquisition necessarily involves a number of estimates as well as gathering information over a number of months following the date of acquisition. The Company has performed only a preliminary evaluation of Pacific Cycle’s assets and liabilities. The Company will be continuing to evaluate the value of these assets and liabilities and accordingly there will be changes to the assigned values. In particular, several of Pacific Cycle’s trademarks are being revalued at their fair market value. As a result, the goodwill amount above will be reduced for these trademarks’ value before the end of the fiscal year.

Debt levels at September 30, 2004, excluding cash on hand, were $541.1 million compared to $290.9 million at December 30, 2003, an increase of $250.2 million. Details of the change are provided above in the cash flow analysis.

OTHER INFORMATION

As of September 30, 2004 the following is the designation, number and principal amount of each class and series of shares outstanding. There were no significant changes to these values in the period between the quarter end and the date of the preparation of this MD & A.

The capital stock of the Company is as follows:

•

An unlimited number of Class "A" Multiple Voting Shares without nominal or par value, convertible at any time at the option of the holder into Class "B" Subordinate Voting Shares on a one-for-one basis, and;

•

An unlimited number of Class "B" Subordinate Voting Shares without nominal or par value, convertible into Class "A" Multiple Voting Shares, under certain circumstances, if an offer is made to purchase the Class "A" shares.

Details of the issued and outstanding shares are as follows:

Class A		Class B		Total
Number	$(‘000)	Number	$(‘000)	$(‘000)

4,718,094	$ 2,065	28,056,098	$ 157,928	$ 159,993

OUTLOOK

The Company is maintaining its currently issued guidance for fiscal 2004 which is for earnings of between $3.00 to $3.15 per share, an approximate 30% to 35% increase over the $2.32 per share earned in 2003.

FORWARD LOOKING STATEMENTS

Certain sections of this Management’s Discussion and Analysis may contain forward looking statements. Such statements, based on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown. Actual future results may differ. The risks, uncertainties and other factors that could influence actual results are described in the "Risks and Uncertainties" section of the Management’s Discussion and Analysis contained in the Company’s annual report for 2003 and in the Corporation’s Annual Information Form.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	As at September 30, 2004 (unaudited)	As at December 30, 2003 (audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 17,800	$ 13,877
Funds held by ceding insurer	9,755	6,803
Accounts receivable	265,538	210,905
Inventories	291,716	207,371
Prepaid expenses	11,831	10,719
Future income taxes	5,541	9,184
	602,181	458,859

CAPITAL ASSETS	157,525	147,837
GOODWILL	658,791	380,535
DEFERRED CHARGES	19,682	18,501
INTANGIBLE ASSETS	86,292	85,448
FUTURE INCOME TAXES	8,151	8,382
OTHER ASSETS	10,270	10,995
	$ 1,542,892	$ 1,110,557

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 796	$ 764
Accounts payable and accrued liabilities	351,129	253,145
Income taxes payable	5,263	2,037
Balance of sale payable	7,590	-
Current portion of long-term debt	7,552	7,758
	372,330	263,704

LONG-TERM DEBT (Note 3)	532,706	282,421
PENSION OBLIGATION	14,095	13,818
BALANCE OF SALE	15,635	2,314
FUTURE INCOME TAXES	42,211	45,148
OTHER LONG-TERM LIABILITIES	7,305	8,266

SHAREHOLDERS’ EQUITY
CAPITAL STOCK	159,993	156,274
RETAINED EARNINGS	353,534	287,583
CUMULATIVE TRANSLATION ADJUSTMENT	45,083	51,029
	558,610	494,886
	$ 1,542,892	$ 1,110,557

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Third quarter ended		Nine months ended
	September 30, 2004 (unaudited)	September 30, 2003 (unaudited)	September 30, 2004 (unaudited)	September 30, 2003 (unaudited)

Sales	$ 422,737	$ 296,835	$ 1,209,370	$ 836,579

Licensing and commission income	5,417	1,629	13,542	3,510

TOTAL REVENUE	428,154	298,464	1,222,912	840,089

EXPENSES
Cost of sales	325,796	223,656	934,247	614,589
Operating	51,751	6,456	159,592	111,170
Amortization	8,142	7,459	25,562	21,761
Research and development costs	1,015	2,846	4,691	6,662
Interest on long-term debt	7,472	4,159	21,512	11,472
Other interest	2,473	238	2,988	498
	396,647	274,814	1,148,592	766,152

Income before income taxes	31,507	23,650	74,320	73,937

Income taxes (Note 7)	3,263	4,883	8,369	19,660

NET INCOME	$ 28,244	$ 18,767	$ 65,951	$ 54,277

EARNINGS PER SHARE (Note 8)
Basic	$ 0.86	$ 0.59	$ 2.02	$ 1.72
Diluted	$ 0.86	$ 0.58	$ 2.00	$ 1.68

SHARES OUTSTNDING:
Basic – weighted average	32,770,265	31,743,931	32,709,782	31,636,085
Diluted – weighted average	32,896,018	32,367,940	32,913,019	32,329,837

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

ALL FIGURES IN THOUSANDS OF US $

	Nine months ended
	September 30, 2004 (unaudited)	September 30, 2003 (unaudited)

BALANCE, BEGINNING OF PERIOD	$ 287,583	$ 212,660

Net income	65,951	54,277

Premium paid on purchase of shares	-	(105)

BALANCE, END OF PERIOD	$ 353,534	$ 266,832

See accompanying notes.

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Third quarter ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	(unaudited)		(unaudited)

CASH PROVIDED BY:
OPERATING ACTIVITIES
Net income	$ 28,244	$ 18,767	$ 65,951	$ 54,277
Adjustments for:
Amortization	8,142	7,459	25,562	21,761
Future income taxes	(526)	262	(1,759)	240
Funds held by ceding insurer	(34)	5,472	(2,952)	4,523
Loss (gain) on disposal of capital assets	81	11	410	(453)
	35,907	31,971	87,212	80,348

Changes in non-cash working capital:
Accounts receivable	(46,683)	(13,308)	(24,069)	(4,276)
Inventories	(23,718)	3,526	(34,275)	(6,289)
Prepaid expenses and other assets	562	286	2,303	(1,078)
Accounts payable and accrued liabilities	18,399	11,648	46,545	8,808
Income taxes payable	5,657	165	6,331	(9,129)
	(45,783)	2,317	(3,165)	(11,964)

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(9,876)	34,288	84,047	68,384

FINANCING ACTIVITIES
Increase in long-term debt	12,333	40,212	250,079	225,386
Balance of sale and other amounts payable	(69)	2,216	20,911	3,852
Issuance of capital stock	515	359	3,694	7,874
Repurchase of capital stock	-	-	-	(129)
Increase (decrease) in bank indebtedness	(1,228)	(4,042)	32	(11,572)

CASH PROVIDED BY FINANCING ACTIVITIES	11,551	38,745	274,716	225,411

INVESTING ACTIVITIES
Acquisition of subsidiary companies	-	(39,721)	(320,530)	(286,919)
Cash on hand	-	-	3,734	7,207
	-	(39,721)	(316,796)	(279,712)
Re-acquisition of accounts receivable	-	(27,750)	-	(27,750)
Additions to capital assets – net	(8,238)	(9,482)	(24,928)	(19,328)
Deferred charges	(2,850)	(1,251)	(9,727)	(5,496)
Intangible assets	(190)	(561)	(2,790)	(806)

CASH USED IN INVESTING ACTIVITIES	(11,278)	(78,765)	(354,241)	(333,092)

Effect of exchange rate change on cash	328	280	(599)	(789)

NET INCREASE (DECREASE) IN CASH	(9,275)	(5,452)	3,923	(40,086)

Cash beginning of period	27,075	19,816	13,877	54,450

CASH, END OF PERIOD	$ 17,800	$ 14,364	$ 17,800	$ 14,364

See accompanying notes.

Notes to the Consolidated Financial Statements

As at September 30, 2004

All figures in thousands of US$, except per share amounts (Unaudited)

1. Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) using the U.S. dollar as the reporting currency. They have been prepared on a basis consistent with those followed in the most recent audited financial statements with the exception of the changes in accounting policies as indicated below. These interim consolidated financial statements do not include all of the information and notes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s audited financial statements for the year ended December 30, 2003.

Change in Accounting Policies

Stock Based Compensation

In 2003, the Canadian Institute of Chartered Accountants (CICA) modified Section 3870 “Stock Based Compensation and other Stock Based Payments”, which the Company has adopted on a prospective basis. As a result, effective for the fiscal year beginning before January 1, 2004, the Company is required to recognize as an expense to income, all stock options granted, modified or settled using the fair value based method. As the Company has elected for prospective treatment of this section, only option grants issued in fiscal 2004 or later have an impact on operating results.

In addition, pro-forma disclosure is required for all options granted between January 1, 2002, the Company’s original adoption date of CICA Section 3870, and the year ended December 30, 2003. The Company’s year-to-date net income and earnings per share would be reduced by these option grants to the following pro-forma amounts:

		2004	2003

Net income	As reported	$ 65,951	$ 54,277
	Pro forma	$ 64,634	$ 53,220

Basic Earnings per share	As reported	$ 2.02	$ 1.72
	Pro forma	$ 1.98	$ 1.69

Fully diluted earnings per share	As reported	$ 2.00	$ 1.68
	Pro forma	$ 1.96	$ 1.65

Pro-forma figures were computed using assumptions consistent with those followed in the Company’s most recent audited financial statements.

Hedging Relationships

Effective January 1, 2004, the Company has adopted the recommendations of the Canadian Institute of Chartered Accountants Accounting Guideline 13 “Hedging Relationships”, which establishes certain conditions for when hedge accounting may be applied. Any derivative instrument that does not qualify for hedge accounting will be reported on a mark-to-market basis in income. The Company’s interest rate swap instrument is not considered as a hedge for accounting purposes and is therefore recognized at fair value and the resulting gain or loss is recorded in earnings. This change in accounting treatment did not have a material impact on the Company’s results.

Segmented Information

During the first quarter of 2004 the Company acquired Pacific Cycle, LLC. In accordance with Canadian Generally Accepted Accounting Principles (GAAP), the operations of Pacific Cycle are reported as a separate reporting segment referred to as “Recreational/Leisure”. Segmented results can be found in Note 9 to these financial statements.

Reclassifications

Certain of the prior year’s accounts have been reclassified to conform to the 2004 financial statement presentation.

2. Business Acquisition

On February 3, 2004, the Company acquired all the outstanding shares of Pacific Cycle, LLC, a designer and supplier of bicycles and other recreational products for a total consideration of $320.5 million, including an estimate of all related acquisition costs. The majority of the acquisition cost was financed through long-term debt with the balance being paid with cash on hand. In addition, a balance of sale of
$20.9 million remains to be paid and is included in liabilities.

The combination has been recorded under the purchase method of accounting with the results of operations of the acquired business being included in the accompanying consolidated financial statements since the date of acquisition.

The assets acquired and liabilities assumed consist of the following:

Assets
Cash	$ 3,734
Accounts receivable	31,558
Inventories	50,953
Capital assets	1,590
Other	2,391
Goodwill	285,589
375,845

Liabilities
Accounts payable and other current liabilities	55,315
Total purchase price	$ 320,530

Allocation of the purchase price in a major business acquisition necessarily involves a number of estimates as well as gathering information over a number of months following the date of acquisition. Given the timing of the acquisition, the Company has performed only a preliminary evaluation of Pacific Cycle’s assets and liabilities. The Company will be continuing to evaluate the value of these assets and liabilities and accordingly there will be changes to the assigned values. In particular, several of Pacific Cycle’s trademarks are being revalued at their fair market value. As a result, the goodwill amount above will be reduced for these trademarks’ value.

3. Long-term Debt

Effective January 29, 2004 the Company amended its unsecured credit facility, increasing availability to $470 million. This increased availability replaced the Company’s previous limit of $245 million as disclosed in the Company’s year-end financial statements dated December 30, 2003. As at September 30, 2004, an amount of $354.8 million relating to this facility is included in long-term debt.

4. Stock Options

The Company may grant stock options on the Class “B” Subordinate Voting Shares, at the discretion of the board of directors, to senior executives and certain key employees.  The exercise price is the market price of the securities at the date the options may be granted.  No option may be exercised during the first year following its granting and is exercisable, on a cumulative basis, at the rate of 25% in each of the following four years. The options currently outstanding will expire no later than the year 2009.

The Company's stock option plan is as follows:

	Nine months ended September 30, 2004		Year Ended December 30, 2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Options outstanding, beginning of period	1,099,750	$ 21.52	2,079,000	$ 16.55

Granted	730,500	32.88	151,000	24.67

Exercised	(155,250)	20.00	(1,118,250)	12.39

Cancelled	(55,250)	26.76	(12,000)	21.75

Options outstanding, end of period	1,619,750	$ 26.76	1,099,750	$ 21.52

A summary of options outstanding as of September 30, 2004 is as follows:

Total Outstanding			Total exercisable
Options	Range of Exercise Prices	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

660,250	$ 16.25 - $ 20.41	$ 20.31	296,750	$ 20.41
251,000	$ 25.15 - $ 27.47	$ 26.49	87,750	$ 26.77
708,500	$ 29.51 - $ 33.74	$ 32.86	-	-

1,619,750		$ 26.76	384,500	$ 21.86

5. Benefit Plans

Expenses incurred under certain of the Company’s subsidiaries benefit plans were as follows:

	Third quarter ended September 30		Nine months ended September 30
	2004	2003	2004	2003

Defined contribution plans	$ 381	$ 731	$ 1,648	$ 1,743
Defined benefit plans	$ 227	$ 226	$ 681	$ 602
Post-retirement benefit plan	$ 310	$ 406	$ 815	$ 1,078

6. Product Liability

As detailed in the Company’s year-end consolidated financial statements, the Company is insured for product liability, by the use of both traditional insurance and by the Company's wholly owned subsidiary, Dorel Insurance Corporation, which functions as a captive insurance company, providing a self-funded insurance program to mitigate its product liability exposure.

The estimated product liability exposure was calculated by an independent actuary based on historical sales volumes, past claims history and management and actuarial assumptions.  The estimated exposure includes incidents that have occurred, as well as incidents anticipated to occur.  Significant assumptions used in the actuarial model include management’s estimates for pending claims, product life cycle, discount rates, and the frequency and severity of product incidents.

In the current year, the Company has recorded an additional provision in the amount of $6,500 in connection with a dispute with one of its insurers over the aggregate amount of insurance available to the Company, including one claim that came due in the first quarter. The Company disagrees with the position being asserted by the insurer and has engaged in legal proceedings with the insurance company. Should a decision be made in the Company’s favour, the recovery will be included in net income in future periods.

7. Income taxes

The following table provides a reconciliation between the Canadian statutory federal and provincial income taxes and the effective consolidated income tax rate:

	Third quarter ended September 30		Nine months ended September 30
	2004	2003	2004	2003

Provision for income taxes at statutory rate of 35%	$ 10,397	$ 8,277	$ 24,525	$ 25,878
Difference in effective tax rates of foreign subsidiaries	(4,404)	(2,862)	(11,062)	(5,259)
Recovery of income taxes arising from the use of unrecorded tax benefits	(1,849)	(760)	(4,168)	(2,411)
Other	(881)	228	(926)	1,452

Actual provision for income taxes	$ 3,263	$ 4,883	$ 8,369	$ 19,660

8. Earnings per Share

The following table provides a reconciliation between the number of basic and fully diluted shares outstanding:

	Third quarter ended September 30		Nine months ended September 30
	2004	2003	2004	2003

Weighted daily average number of Class “A” Multiple and Class “B” Subordinate Voting Shares	32,770,265	31,743,931	32,709,782	31,636,085

Dilutive effect of stock options and share purchase warrants	122,752	624,009	203,237	693,752

Weighted average number of diluted shares	32,893,018	32,367,940	32,913,019	32,329,837

Number of anti-dilutive stock options excluded from fully earnings per share calculation	844,500	136,000	608,500	-

9. Segmented Information

Industry Segments

	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2004	2003	2004	2003	2004	2003	2004	2003
For the nine month period ended September 30
Total Revenues	$ 1,222,912	$ 840,089	$ 565,265	$ 499,095	$ 395,709	$ 340,994	$ 261,938	$ -
Cost of sales	934,247	614,589	395,074	348,015	335,128	266,574	204,045	-
Operating expenses	148,101	101,330	99,594	79,155	24,757	22,175	23,750	-
Research and development	4,691	6,662	3,441	5,367	1,250	1,295	-	-
Amortization	24,349	20,904	18,848	16,458	5,139	4,446	362	-
Earnings from Operations	111,524	96,604	$ 48,308	$ 50,100	$ 29,435	$ 46,504	$ 33,781	$ -

Interest	24,500	11,970
Corporate expenses	12,704	10,697
Income taxes	8,369	19,660

Net income	$ 65,951	$ 54,277

For the quarter ended September 30

Total Revenues	$ 428,154	$ 298,464	$ 179,623	$ 165,235	$ 142,718	$ 133,229	$ 105,813	$ -
Cost of sales	325,794	223,656	125,142	117,088	118,782	106,568	106,568	-
Operating expenses	46,844	33,949	29,884	26,230	7,834	7,719	7,719	-
Research and development	1,015	2,846	647	2,350	368	496	496	-
Amortization	7,669	7,293	5,867	5,934	1,669	1,359	1,359	-
Earnings from Operations	46,832	30,720	$ 18,083	$ 13,633	$ 14,065	$ 17,087	$ 17,087	$ -

Interest	9,945	4,397
Corporate expenses	5,380	2,673
Income taxes	3,263	4,883

Net income	$ 28,244	$ 18,767

Total assets for reportable segments	$ 1,519,224	$ 1,087,714	$ 853,251	$ 876,164	$ 240,899	$ 211,550	$ 425,074	$ -
Corporate assets	23,668	22,843
Total assets	$ 1,542,892	$ 1,110,557

The continuity of goodwill by business is as follows:

	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2004 (Nine months)	2003 (full year)	2004 (nine months)	2003 (full year)	2004 (nine months)	2003 (full year)	2004 (nine months)	2003 (full year)

Balance, beginning of year	$ 380,535	$ 155,669	$ 341,485	$ 151,247	$ 39,050	$ 4,422	$ -	$ -
Additions	285,589	195,087	-	160,459	-	34,628	285,589	-
Foreign exchange and other	(7,333)	29,779	(3,940)	29,779	(3,393)	-	-	-

Balance, end of period	$ 658,791	$ 380,535	$ 337,545	$ 341,485	$ 35,657	$ 39,050	$ 285,589	$ -

Geographic Segments – Origin of Revenues

	For the nine-month period ended September 30				For the third quarter ended September 30
	2004		2003		2004		2003
	$	%	$	%	$	%	$	%

Canada	$ 131,930	10.8%	$ 119,567	14.2%	$ 42,776	10.0%	$ 46,355	15.5%
United States	805,388	65.9%	484,215	57.6%	289,355	67.6%	167,729	56.2%
Europe	227,639	18.6%	196,022	23.3%	70,740	16.5%	66,485	22.3%
Other foreign countries	57,955	4.7%	40,285	4.8%	25,553	6.0%	17,895	6.0%

Total	$ 1,222,912	100.0%	$ 840,089	100.0%	$ 428,154	100.0%	$ 298,464	100.0%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

Chief Financial Officer

November 3, 2004